[ATGR LETTERHEAD]

August 12, 2008

VIA EDGAR AND TELEFAX
(202) 772-9369

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:	American Technologies Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2008
File No. 0-23268

Dear Ms. Long:

We are in receipt of your letter to us, dated July 10, 2008, regarding the Schedule 14A we filed on June 13, 2008 (the “14A”). We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

General

1.
Since the transaction relates to the sale of all or any substantial part of your assets, please provide all information required by Item 14 of Schedule 14A, such as a term sheet. Ensure that the summary term sheet includes the key terms of the transaction from an investor’s point of view. See SEC Release No. 33-7760, Regulation of Takeovers and Security Holder Communications for more information about term sheets.

The company has included a term sheet conforming with Item 14 of Schedule 14A in the body of the 14A.

2.	Please attach the purchase and management agreement to the proxy statement.

The company will attach both the purchase agreement and the management agreement as exhibits to the 14A.

3.	Please respond as soon as possible to our letter dated June 6, 2008 which contained comments on your Form 10-KSB.

A response to the letter dated July 22, 2008 will be forwarded shortly.

4.	Please tell us whether you received any report, opinion, or appraisal regarding the asset sale. If so, please include the information required by Item 14(b) (6) of Schedule 14A.

No report, opinion or appraisal was received regarding the asset sale and this has been so noted in the Schedule 14A.

Ms. Pamela Long
August 12, 2008

5.	Please revise to include the registrant’s financial information as required by Item 14(C) (1) of Schedule 14A. Refer to section H. Question 6 of the Third Supplement to our Telephone Interpretations.

Financial information is so revised in the Schedule 14A.

6.
Quantify the amount of shares beneficially held by Mr. Durkin and Laurus and disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understandings with any other shareholders.

Laurus Fund owns 182,240 shares of common stock and 32,896,924 potential shares upon the conversion of warrants, options and notes to purchase shares of the Common Stock of the registrant as of June 30, 2008. Mr. Durkin’s owns 3,518,183 shares of the Common Stock of registrant. There are no arrangements, agreements or understandings with any shareholders regarding voting of shares in favor of the transaction. This information is so noted in “Voting Procedures” and the Security Ownership Table is accordingly updated.

Forward-Looking Statements, page 7

7.
Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise accordingly.

Forward-looking statement information has been deleted from the 14A.

Background and Purpose of the Sale, page 9

8.
Please describe and quantify the value of the assets being sold to Laurus. Discuss in greater detail who negotiated the transaction and how the company determined to sell certain assets and retain cash. Discuss Mr. Durkin’s role in these negotiations and the vote to approve the purchase agreement. Disclose why Mike Luther dissented.

The value of the liabilities assumed by Laurus in excess of the value of the assets sold to Laurus is $5,318,914 as of April 30, 2008. The company was in default on its notes and had no reasonable prospects of continuity as a going concern given the actions Laurus intended to take. The terms Mr. Durkin negotiated allowed all employees to retain employment and allowed the company to sustain itself as a public entity while it explores other opportunities. Mr. Luther dissented because the terms of the Management Agreement had not yet been finalized, so he did not determine he had adequate information upon which to make a decision as to approve the transaction.

9.
We note that some of your officers, directors and shareholders signed personal guaranties guarantying the payment of the Laurus notes. Please describe these guaranties and how they will be treated in the transaction; i.e., whether they will be terminated.

A description of the guaranties of Messrs. Durkin and Luther has been added as a footnote to the Schedule 14 A. As part of the transaction, these guaranties will be terminated. This has been so noted in the Schedule 14A.

10.	Please explain why the transaction was structured so that Laurus should not own more than 25% of the shares of the company as of the closing date of the sale.

These were the terms offered by Laurus, and the Company accepted the terms.

Ms. Pamela Long
August 12, 2008

11.
Please disclose the names of the other entities that approached Laurus regarding the debt and explain why Laurus was unwilling to refinance. Also explain why Laurus would not agree to the transaction proposed by Royal Bank ABI.

The proposal would have been a partial refinance of the indebtedness with Laurus Master Fund and which would have required Laurus Master Fund to either release collateral or subordinate its lien position on terms neither of which it was willing to do. The Royal Bank ABI proposal was also conditioned upon due diligence and other conditions which were not met.

12.	Please describe the discussions with potential interested parties you mention in the last paragraph on page 10.

These other entities were introduced through Dr. Gary Fromm, the former chairman. Current management was not made privy to the identities, and subsequent to his departure, no substantive transaction materialized as a result thereof. The company did provide information to Spinaker Capital Partners, LLC, who was working with potential investors, again nothing materialized.

13.
Please discuss the risks that the company considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the sale.

The company was in default on its notes and had no reasonable prospects of continuing as a going concern given the actions Laurus intended to take. The company had no choice other than to negotiate a sale that preserved its two operations as going concerns. This transaction will allow for the continued employment of all employees. In addition, the company shall be free to seek other opportunities.

Interests of Company Officers and Directors in the Sale, page 11

14.	Please describe in detail the terms of the management agreement and quantify the amounts that Mr. Durkin will receive in connection with the sale.

Mr. Durkin will not receive any consideration in connection with this sale. The management agreement is with a newly formed limited liability company in which Mr. Durkin is a member, and summary terms have been put into the proxy. The management services agreement is attached as an exhibit to the proxy.

Risk Factors, page 12

15.
Please quantify the costs related to the sale and clarify whether these costs are included in the asset sale purchase price or if they will be paid from the $200,000 in cash that the company will retain, as disclosed on page 9.

All known costs of the sale will be paid by the Company at the closing. The $200,000 in cash will be available for the Company to use to sustain itself as a public entity as it explores other opportunities.

16.	Please describe the liabilities that the company will retain following the sale.

The Company will retain a $300,000 liability for disputed consulting and professional fees and a $510,000 liability for disputed accounts payable following the sale.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 15

17.	Please update the financial statements for the most recent interim period and discuss the adjustments in greater detail.

The financial statements have been accordingly updated.

Ms. Pamela Long
August 12, 2008

Security Ownership of Certain Beneficial Owners and Management, page 21

18.	Please include in the table the shares held by Laurus and its affiliates without regard to any cap on conversion.

The table has been so updated.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and we look forward to working with you to complete this project. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

Thomas E. Durkin, III

cc: Jolie Kahn, Esq.